LVIP Foundation Funds





VIA eMail and EDGAR

February 23, 2009

Ms. Ellen Sazzman, Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-4644

RE:   Lincoln Variable Insurance Products Trust
      Post-Effective Amendment No. 51
      File Nos.:  811-08090 and 033-70742
      Date filed:  December 22, 2008

Dear Ms. Sazzman:

         Following are my response to your comments on the above referenced filing.

1. Revise the first paragraph under "What are the funds' goals and main investment strategies?" in plain English.

         Response:  This paragraph has been revised in plain english.

2. In the second paragraph under "What are the funds' goals and main investment strategies?" clarify whether the Foundation Funds offers broad diversification collectively or separately.

         Response: The paragraph has been revised to clarify that each of the Foundation Funds offers broad diversification while seeking to achieve the investment objective of the fund.

3. In the second paragraph under "What are the funds' goals and main investment strategies?"

o Clarify whether allocations for each asset class may vary only within allowable ranges. Disclose the allowable ranges.
o In the first sentence, clarify that the Target Allocation table applies to each Foundation Fund separately.
o In the first sentence, clarify how the phrase "investment style of underlying securities" relates to the rest of the sentence.
o Clarify under what circumstances actual allocation varies from target
  (i.e. how do managers determine when to vary the allocation and what factors are considered?)

         Response: The paragraph has been revised to disclose that actual allocations will only vary within allowable ranges. The prospectus states that the allowable ranges may be found in the SAI. The first sentence has been revised to clarify that the table shows the target allocation for each of the Foundation Funds. The phrase "investment style of underlying securities" has been removed. A description appears below the table of the three factors the sub-adviser focuses on in setting the asset allocation for each Foundation Fund.

5. In the fourth and fifth paragraphs (beneath the table) under "What are the funds' goals and main investment strategies?", o Clarify that this disclosure pertains to each of the Foundation Funds. o Clarify that the asset allocation strategy is determined within the allowable ranges. o Clarify the second sentence in the fifth paragraph.

         Response: Language has been added to clarify that the three factors used to set the asset allocation strategy apply to each of the Foundation Funds. Disclosure has been added to clarify that the asset allocation strategy is set within the allowable ranges. The second sentence in the fifth paragraph has been revised to clarify that after the asset allocation strategy is determined, the investment styles within each asset class are then selected for investment.

6. In the section titled U.S. Large Cap Core, clarify the terms "growth and value characteristics" and "acceptable risk characteristics".

         Response: The term "growth and value characteristics" has been replaced with the term "growth potential and value". The term "acceptable risk characteristics" has been removed.

7. In the section titled U.S. Mid and Large Cap Growth, clarify companies that are believed to have planned well for capital allocation and have governance policies that tend to be favorable to shareholders. Disclose some of the different industries maintained in the diversified portfolio.

         Response: These references have been removed. Disclosure has been added defining medium and large-sized companies as those having market capitalizations exceeding $1 billion.

8. In the section entitled U.S. Large Cap Value, explain various qualitative factors.

         Response: This reference has been removed. Disclosure has been added defining large-cap value companies as those within the market capitalization range of the Russell 1000 Value Index (as of 12/31/08 above $13.8 billion).

9. In the section entitled U.S. Small Cap Core, clarify the terms "quantitative screens", "growth and value characteristics", and "acceptable risk characteristics".

         Response: This section has been revised to put the terms into plain English. The reference to "acceptable risk characteristics" has been removed.

10. In the section entitled International Value Equity, clarify the second sentence.

         Response:  The second sentence has been removed.

11. In the section entitled International Growth, identify the types of ETFs that may be purchased and include appropriate disclosure in the risk section regarding ETFs.

         Response: Language has been added to clarify that ETFs that utilize an international growth investment style may be purchased. Risk disclosure regarding ETFs has been added to the risk section.

12. In the section entitled Emerging Markets, clarify the emerging countries where investments may be made.

         Response: This paragraph has been revised to clarify how emerging countries will be identified.

13. In the section entitled Global Real Estate Securities, clarify what is meant by "real estate related sectors". Make the disclosure more specific to real estate.

         Response: The reference to "real estate related sectors" has been removed. Language has been added to identify companies in the "real estate sector". Language has been added to clarify that "companies" are "real estate companies".

14. In the section titled Diversified Fixed Income,

o describe how assets are allocated to the U.S. Investment Grade, U.S. High Yield, International Developed Markets, and Emerging Markets sectors
o identify high yield securities as "junk bonds"
o clarify that "securities" are "fixed income securities"
o clarify the terms "international developed markets sector" and "emerging markets sector"
o explain what is meant by the term "supranational entities"

         Response: Responsive language has been added to clarify this paragraph.

15. In the section entitled "What are the main risks of investing in the funds?", clarify that the risk disclosure applies to each of the Foundation Funds. Also, state that loss of money is a primary risk.

         Response:  Responsive disclosure has been added.

  16.In the section entitled "What are the main risks of investing in the funds?", under "Equity Investments", clarify how equity investment risk will compare across the Foundation Funds in relation to the asset allocation targets.

         Response:  Responsive language has been added.

  17.In the section entitled "What are the main risks of investing in the funds?", under "Fixed Income Investments", clarify how fixed income investment risk will compare across the Foundation Funds in relation to the asset allocation targets.

         Response:  Responsive language has been added.

18. In the section entitled "What are the main risks of investing in the funds?", under "Fixed Income Investments", denote that high yield bonds are also known as "junk bonds".

         Response:  Responsive language has been added.

19. In the section entitled "What are the main risks of investing in the funds?", add risk disclosure regarding global real estate and exchange-traded funds.

         Response:  Responsive disclosure has been added.

20. Update the fee and expense information in the Estimated Fees and Expenses table.

         Response:  This table has been updated.

21. In the Management of the Funds section, disclose the Release Number for the Manager of Managers exemptive order. Disclose that shareholder approval is required for affiliated subadvisers.

         Response: The Release No. has been added. The section discloses that the funds' adviser will not enter into a sub-advisory agreement with any affiliated sub-adviser without shareholder approval.

22. In the Management of the Funds section, disclose the advisory fee. Clarify what SEI stands for.

         Response: The advisory fee has been added. Disclosure has been added to clarify that SEI represents "SEI Investments".

23. In the section titled "Share Classes", clarify the term "Plan fee".

         Response:  This term has been changed to "12b-1 fee".

24. Put the term "risk" in the header for "Funds as Profile Funds Investments".

         Response: The header for this section has been changed to "Impact to Funds from Profile Fund Investments".

25. Describe the proportional voting process and state that a small number of contract owners may determine the outcome of any vote.

         Response: This disclosure appears in the SAI under the section titled "Control Persons and Principal Holders of Securities".

26. Please file as an exhibit under Part C the actual advisory and subadvisory agreements, not "forms of" agreement.

         Response: The actual advisory and subadvisory agreements will be filed as exhibits to our filing under Rule 485(b) prior to the effective date of the prospectus.

27. Tandy representations must be submitted.

         Response:   In regards to the referenced filing, the Trust acknowledges the following:

o The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
o The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and
o The Trust may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 603-226-5706 with any further questions or comments. As always, thank you for your assistance.

Best Regards,

/s/ Craig Moreshead

Craig Moreshead
Senior Counsel